UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

Delegación Cuauhtémoc

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V.

On February 14, 2013, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that the new launch date of its C- and Ku- band satellite, Satmex 8, has been established and the launch is expected to take place on March 26, 2013 (Baikonur Time) (the “Launch Date”), as agreed upon by Satmex and ILS International Launch Services, Inc. (“ILS”) on February 13, 2013.

As previously disclosed in Satmex’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2010, Satmex entered into a contract for launch services, ILSB-1006-4488 (the “Launch Services Agreement”), with ILS International Launch Services, Inc. (“ILS”) on December 23, 2010 for the launch of Satmex 8. As previously disclosed in Satmex’s report on Form 6-K filed with the SEC on October 25, 2012, Satmex amended the original Launch Window set forth in the Launch Services Agreement, which contemplated a launch date during the third quarter of 2012, and scheduled the launch to take place on December 28, 2012 (the “Original Launch Date”), as agreed upon by Satmex and ILS on October 12, 2012. As previously disclosed in Satmex’s report on Form 6-K filed with the SEC on December 27, 2012, Satmex announced that the launch date of Satmex 8, previously scheduled for the Original Launch Date, was delayed due to the Proton Breeze M anomaly (the “Anomaly”) previously disclosed in a press release dated December 8, 2012 by ILS. As part of the return to flight process, Satmex participated in the ILS Failure Review Oversight Board (FROB) review which recently concluded. The required corrective measures to prevent future recurrence of the Anomaly have been initiated. The required corrective actions to prevent future recurrence of the anomaly have been started and are on schedule to support the new launch date.

The Launch Services Agreement has been filed with the SEC as an exhibit to Satmex’s Form 20-F for the fiscal year ended December 31, 2010. Amendments No. 1 to the Launch Services Agreement, dated as of January 19, 2011, and Amendment No. 2 to the Launch Services Agreement, dated as of November 15, 2011, have been filed with the SEC as exhibits to Satmex’s Form 20-F for the fiscal year ended December 31, 2011.

A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit No.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated February 14, 2013.

*********************

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)

Date: February 15, 2013.	By:	/s/ Verónica Gutiérrez Zamora García
Name: Verónica Gutiérrez Zamora García
Title: General Counsel

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